DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

04012781

File No. 82-4939

February 3, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant Disclosure dated February 3, 2004

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

dw 2/13

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

GRUPO FERROVIAL, S.A., in compliance with article 82 of the Securities Market Law (*Ley del Mercado de Valores*), hereby notifies the Comisión Nacional del Mercado de Valores of the following:

SIGNIFICANT INFORMATION

"407 ETR Concession Company Limited" ("407 ETR"), the company holding the concession to the toll road of the same name in Toronto (Canada), modified the tolls for that infrastructure on 1 February 2004, while complying with the conditions of the concession contract. As a result of this modification, the Government of the Province of Ontario, the entity which granted the concession, has sent a written notification to the concession company that it considers that a modification of the tolls requires prior authorisation by the Administration, and that the modification without authorisation constitutes a breach of the concession contract.

407 ETR considers that the concession regime does not establish that authorisation from the Province of Ontario is required in order to modify the tolls. This position is based on legal opinions obtained by the concession company, it is the interpretation shared by all the participants in the public tender for the concession in 1999, and it is the interpretation under which the tolls have been modified since that date, without interruption.

The concession company expresses its confidence that the matter will ultimately be resolved in its favour by upholding its rights and, to this end, it will adopt the necessary legal action to protect its interests and those of its shareholders. Accordingly, the proceedings envisaged in the contract to resolve the dispute, which may ultimately lead to arbitration, have been set in motion.

The concession company is owned indirectly by Cintra Concesiones de Infraestructuras, S.A. (67.09%), Macquarie Infrastructure Group- MIG- (Australia) and SNC-Lavalin (Canada).

Grupo Ferrovial, S.A. owns 60% of Cintra Concesiones de Infraestructuras, S.A. and MIG owns the other 40%.

Madrid, 3 February 2003

José María Pérez Tremps
Director and Company Secretary of GRUPO FERROVIAL, S.A.